UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           Aames Financial Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00253A 10 1
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                                 (CUSIP Number)


                                Barbara S. Polsky
                                 General Counsel
                           Aames Financial Corporation
                             350 South Grand Avenue
                          Los Angeles, California 90071
                                 (323) 210-5000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 23, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                                  SCHEDULE 13D
-------------------------                        -------------------------------
CSUIP NO. 00253A 10 1                                         PAGE 2 OF 11 PAGES
          -----------                                              -    --
-------------------------                        -------------------------------
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1   NAME OR REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Cary H. Thompson                    ###-##-####
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)     []

                                                       (b)     [X]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*  N/A

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)
                                                                     []
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                 United States of America
--------------------------------------------------------------------------------

    NUMBER OF      7          SOLE VOTING POWER

     SHARES                            -0-
                   -------------------------------------------------------------
                   8          SHARED VOTING POWER
  BENEFICIALLY

    OWNED BY                  4,570,519         (See Response to Item 5.)
                   -------------------------------------------------------------
                   9          SOLE DISPOSITIVE POWER
      EACH

    REPORTING                          -0-
                   -------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER
     PERSON

      WITH                    4,570,519         (See Response to Item 5.)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,570,519         (See Response to Item 5.)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [ ]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.7%    (See Response to Item 5.)
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14  TYPE OF REPORTING PERSON*
                 IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
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 CSUIP NO. 00253A 10 1                               PAGE 3 OF 11 PAGES
           -----------                                    -    --
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1     NAME OR REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Karen L. Heilman                            [   ###-##-####  ]
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)     []

                                                      (b)     [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*  N/A

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
                                                                 []
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                                                       United States of America
--------------------------------------------------------------------------------
     NUMBER OF              7   SOLE VOTING POWER

      SHARES                             -0-
                            ----------------------------------------------------
                            8   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                   4,570,519         (See Response to Item 5.)
                            ----------------------------------------------------
                            9   SOLE DISPOSITIVE POWER
       EACH

     REPORTING                           -0-
                            ----------------------------------------------------
                            10  SHARED DISPOSITIVE POWER
      PERSON

       WITH                     4,570,519         (See Response to Item 5.)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,570,519         (See Response to Item 5.)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.7%    (See Response to Item 5.)
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Aames Financial Corporation, a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The address of the principal executive offices of the Company is 2 California Plaza, 350 South Grand Avenue, Los Angeles, California 90071.

ITEM 2.  IDENTITY AND BACKGROUND.

          (a) This Statement is hereby filed by Cary H. Thompson and Karen L. Heilman, Mr. Thompson's spouse (collectively, the "Reporting Persons").

          (b) The business address of the Reporting Persons is c/o Aames Financial Corporation, 2 California Plaza, 350 South Grand Avenue, Los Angeles, California 90071.

          (c) Mr. Thompson is the Chief Executive Officer and a Director of the Company, a financial services company, located at 2 California Plaza, 350 South Grand Avenue, Los Angeles, California 90071.

          (d) Neither of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The  Reporting  Persons  are  citizens  of the  United  States  of
America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons gave no funds or other consideration in the transactions described in this Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

          Mr. Thompson entered into that certain Management Voting Agreement, by and among Mr. Thompson, Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z"), and Neil B. Kornswiet, dated December 23, 1998 (the "Voting Agreement") for the purpose of inducing Capital Z to enter into that certain Preferred Stock Purchase Agreement by and between the

Company and Capital Z dated December 23, 1998 (the "Agreement"). Pursuant to the Agreement Capital Z will make an equity investment in the Company of up to $100 million at a price equal to $ 1.00 per share. The Agreement provides, among other things, for (i) the investment of $75 million through the purchase by Capital Z of Series B Convertible Preferred Stock of the Company (the "Series B Stock") and Series C Convertible Preferred Stock of the Company (the "Series C Stock" and together with the Series B Stock, the "Preferred Stock") in a private placement transaction (the "Initial Closing"); and (ii) after the Initial Closing and completion of a recapitalization described below, an offering (the "Rights Offering") to the Company's stockholders of non-transferable rights to purchase up to $25 million of Series C Stock for which Capital Z would act as a standby underwriter (the "Standby Commitment").

         Under the Agreement, Capital Z will, on the Initial Closing, purchase shares of Preferred Stock for an aggregate purchase price of $75 million. Following the completion of the initial investment and subject to the receipt of stockholder approval of a recapitalization to increase the Company's authorized common and preferred stock (together with a split to be effected with respect to the Preferred Stock, the "Recapitalization"), the stockholders of the Company will have the opportunity to purchase shares of Series C Stock for an aggregate purchase price of $25 million. Capital Z will act as standby underwriter with respect to the Rights Offering and will purchase all shares of Series C Stock that are not purchased by the Company's stockholders at the same per share purchase price offered to the stockholders. On January 4, 1998, Capital Z Management, Inc., a Bermuda corporation ("Cap Z Management") received, as a standby commitment fee, a warrant (the "Cap Z Warrant") to purchase 1.25 million shares of the Company's Common Stock at an exercise price of $1.00 per share. At the Initial Closing, the Company will pay Capital Z (or its designee) a $1 million transaction fee in connection with the transactions under the Agreement and Capital Z (or its designee) will receive an additional warrant to purchase up to 3,000,000 shares of Common Stock at an exercise price of $ 1.00 per share, which will be exercisable if the Recapitalization is not completed by June 30, 1999.

         The Series B Stock will vote in all matters on which the common stockholders vote, and the Series C Stock will vote in all such matters except the election of directors. The Series B Stock will be convertible at the direction of the holders of a majority of the outstanding shares of Series B Stock. The Series C Stock will be convertible at the direction of the holder or the holders of a majority of the outstanding shares of Series C Stock. All other terms of the Series B Stock and the Series C Stock will be identical. Following the Recapitalization, each share of Preferred Stock will be convertible into one share of Common Stock based on a stated value of $1.00 per share and will have an annual dividend rate of 6.5%, which the Company has the option of accruing for the first two years. The Preferred Stock will be redeemable by the Company at its option on the tenth anniversary of its issuance. If the Company does not complete the Recapitalization prior to June 30, 1999 then (i) the dividend rate on the Preferred Stock will increase to 15% per annum; and (ii) the Preferred Stock will become mandatorily redeemable on the sixth anniversary of its issuance. Prior to the Recapitalization, in addition to its regular dividend rights and rights in liquidation based on its stated value per share, the Preferred Stock will participate in dividends and rights in liquidation with holders of the common stock in any remaining assets of the Company.

         The Initial Closing is subject to conditions including the receipt by the Company of all consents necessary to consummate the transactions contemplated by the Agreement, including waivers from certain bondholders of the Company, the expiration or termination of the waiting period under the Hart-Scott-Rodino Act, certain regulatory approvals, the absence of any material adverse change in the business or operations of the Company, the receipt of a waiver from the New York Stock Exchange of the stockholder approval requirements with respect to the issuance and sale of the Preferred Stock, the issuance of a legal opinion by the Company's legal counsel, commitments from lenders for warehouse facilities in the total amount of at least $600 million with terms of at least 6-12 months, the reconstitution of the Board of Directors of the Company as set forth in the Agreement and other customary closing conditions including the truth and accuracy of all representations and warranties, full compliance with the terms of the Agreement, delivery of certain officers' certificates and other supporting documents, compliance with all of the provisions of the ancillary documents to the Agreement, the absence of any rule or order in effect which prohibits the consummation of the transactions contemplated by the Agreement, and the absence of certain litigation challenging the transactions contemplated by the Agreement or seeking material damages relating thereto.

         The Company also has agreed to pay Capital Z certain fees in connection with the transaction, including fees payable if an alternative strategic transaction is consummated or, in certain circumstances, agreed to by the Company. In the event a superior alternative transaction is proposed, Capital Z also will have certain matching rights.

         Following the completion of the transactions contemplated by the Agreement, Capital Z would hold Preferred Stock representing 57.2% of the combined voting power of the Company if all shares offered in the Rights Offering are purchased by common stockholders and 76.3% of the combined voting power of the Company if none of the shares offered in the Rights Offering are purchased by the common stockholders. At the Initial Closing and subject to completion of the Recapitalization and receipt of stockholder approval, the Company will adopt a new stock option plan covering approximately 14,000,000 shares of Common Stock.

         In addition to the execution of the Agreement, on December 23, 1998, the Company and ChaseMellon Shareholder Services, LLC, as successor Rights Agent to Wells Fargo Bank (the "Rights Agent"), entered into an Amendment to Rights Agreement (the "Amendment") which serves to amend the Company's Rights Agreement dated June 21, 1996, as amended on April 27, 1998 (the "Rights Agreement"). The Amendment provides that Capital Z and each Designated Purchaser, as defined in the Agreement (and their respective affiliates, associates and transferees), is an Exempt Person, as defined in the Rights Agreement. The Amendment also provides that in no event shall the Rights Agent be liable for special, punitive, indirect, consequential or incidental loss or damage and that any liability of the Rights Agent under the Rights Agreement will be limited to the amount of fees paid by the Company to the Rights Agent. Except as specifically amended by the Amendment, the Rights Agreement remains in full force and effect in accordance with its terms.

         Mr. Thompson is a party to the Voting Agreement and that certain Management Investment Agreement, by and between Mr. Thompson and the Company, dated December 23, 1998 (the "Investment Agreement"), each as more fully described in Item 6 below, which govern certain voting and purchase obligations and transfer restrictions of Mr. Thompson as the same relate to the Company's securities and the transactions described in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of January 11, 1999 the Reporting Persons are the beneficial owners of 922,659 shares of the Common Stock, or approximately 3.0% of the Common Stock based on a total of 31,015,893 shares of the Common Stock outstanding as of November 4, 1998 (as reported in the Company's Form 10-Q for the period ended September 30, 1998) (the "Outstanding Shares"). Such ownership includes the right to acquire up to 900,588 shares of Common Stock pursuant to the exercise of outstanding options. To the best knowledge of the Reporting Persons, Mr. Neil B. Kornswiet and Ms. Debra Kornswiet are the beneficial owners of 2,397,860 shares of Common Stock, or approximately 7.7% of the Outstanding Shares. To the best knowledge of the Reporting Persons, Cap Z Management, an affiliate of Cap Z, is the beneficial owner of 1,250,000 shares of Common Stock pursuant to its ownership of the Cap Z Warrant, or approximately 4.0% of the Outstanding Shares.

         By virtue of the Voting Agreement, the Reporting Persons, Mr. and Mrs. Kornswiet and Cap Z may be deemed to constitute a "group" (within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). If so, the Reporting Persons, Mr. and Mrs. Kornswiet and Cap Z would be deemed part of a group beneficially owning 4,570,519 shares of the Common Stock, or approximately 14.7% of the Outstanding Shares. The Reporting Persons, for the purposes of Section 13(d) of the Exchange Act, expressly disclaim any beneficial ownership of all shares of Common Stock which may be deemed to be beneficially owned by them as a result of membership in a group with Mr. and Mrs. Kornswiet and/or Cap Z.

         (b) The Reporting Persons have shared power to vote or direct the vote and dispose or direct the disposition of 922,659 shares of the Common Stock. By virtue of the Voting Agreement, the Reporting Persons may be deemed to have shared voting power over (i) an additional 2,397,860 shares of Common Stock, which shares are, to the best knowledge of the Reporting Persons, beneficially owned by Mr. and Mrs. Kornswiet, and (ii) an additional 1,250,000 shares of Common Stock, which shares are, to the best knowledge of the Reporting Persons, beneficially owned by Cap Z Management, an affiliate of Cap Z. The Reporting Persons, for the purposes of Section 13(d) of the Exchange Act, expressly disclaim any shared voting power over such additional shares.

         (c) Neither of the Reporting Persons has engaged in any transactions in the Common Stock during the past 60 days. Except as set forth herein, to the best knowledge of the Reporting Persons, neither Cap Z, Cap Z Management nor Mr. and Mrs. Kornswiet have engaged in any transactions in the Common Stock during the past 60 days.

         (d) Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Voting Agreement, Mr. Thompson agrees that (a) under any circumstances upon which a vote, consent or other approval will be held or solicited with respect to the Recapitalization, Mr. Thompson shall vote (or cause to be voted) or shall consent, execute a consent or cause to be executed a consent with respect to his shares of Common Stock (the "Shares") in favor of the Recapitalization; (b) at any meeting of shareholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought while the Purchase Agreement remains in effect, Mr. Thompson shall vote (or cause to be voted) the Shares against (i) any action which is a component of any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any acquisition or purchase of all or a significant portion of the assets or business of the Company or its subsidiaries (determined on a consolidated basis), or an equity interest in the Company or any of its subsidiaries, or any merger, consolidation, business combination or similar transaction involving the Company or any of its subsidiaries or any other similar transaction (each, an "Alternative Transaction") or would be a component of an Alternative Transaction if it were contained in a proposal, or (ii) any other matter submitted to the shareholders of the Company, including, without limitation, any amendment of the Company's Certificate of Incorporation or By-Laws, which matter would in any manner partially or wholly prevent or materially impede, interfere with or delay any of the transactions contemplated by the Purchase Agreement, as determined in good faith by Capital Z and with respect to which Capital Z provides written notice to Mr. Thompson; and (c) in the event that the Recapitalization is not consummated prior to June 30, 1999, Mr. Thompson agrees to vote the Shares, or grant a consent for approval in respect of the Shares in any manner permitted by the Delaware General Corporations Law, as Mr. Thompson is directed by the board of directors of the Company, on any matters submitted to the shareholders of the Company, other than the election of directors. Furthermore, Mr. Thompson agrees not to transfer any Shares which he owned prior to the consummation of the transactions contemplated by the Agreement.

         In connection with the Agreement, Mr. Thompson also has entered into the Investment Agreement. Pursuant to the Investment Agreement, Mr. Thompson has agreed to purchase shares of Series C Stock from the Company for an aggregate purchase price of $250,000. Mr. Thompson's obligation to purchase such shares is conditioned on the consummation of the Initial Closing under the Agreement. The per share purchase price will be equal to the per share price for Series C Stock to be paid by Capital Z pursuant to the Agreement. The proposed rights, preferences and privileges of the Series C Stock are set forth in Exhibit B to the Purchase Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

99.1 Preferred Stock Purchase Agreement, dated December 23, 1998, by and between Aames Financial Corporation and Capital Z Financial Services Fund II, L.P. Incorporated herein by reference to the Company's Current Report on Form 8-K filed December 31, 1998.

99.2 Management Voting Agreement, dated December 23, 1998, by and among Capital Z Financial Services Fund II, L.P., Cary Thompson and Neil Kornswiet.

99.3 Management Investment Agreement, dated December 23, 1998, by and between Cary Thompson and Aames Financial Corporation.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    January 12, 1999


                                                    /s/ Cary H. Thompson
                                                  -------------------------
                                                         Cary H. Thompson



                                                    /s/ Karen L. Heilman
                                                  -------------------------
                                                        Karen L. Heilman







         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statements, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

        ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                 EXHIBIT INDEX

EXHIBIT NO.       TITLE
-----------       -----

99.1 Preferred Stock Purchase Agreement, dated December 23, 1998, by and between Aames Financial Corporation and Capital Z Financial Services Fund II, L.P. Incorporated herein by reference to the Company's Current Report on Form 8-K filed December 31, 1998.

99.2 Management Voting Agreement, dated December 23, 1998, by and among Capital Z Financial Services Fund II, L.P., Cary Thompson and Neil Kornswiet.

99.3 Management Investment Agreement, dated December 23, 1998, by and between Cary Thompson and Aames Financial Corporation.